

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2024

Steven Weber
Chief Financial Officer
Fair Isaac Corporation
5 West Mendenhall
Suite 105
Bozeman, MT 59715

> **Re: Fair Isaac Corporation**
> **Form 10-K for the Year Ended September 30, 2023**
> **File No. 001-11689**

Dear Steven Weber:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended September 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Annual Contract Value Bookings (ACV Bookings), page 32

1. Please revise your disclosure to provide context to the amount of the ACV bookings that is based on estimates of future usage-based fees and disclose whether differences between estimates and actual results have been material.

Critical Accounting Policies and Estimates
Revenue Recognition, page 42

2. Regarding your revenue recognition, please tell us why you have not disclosed how much each estimate and/or assumption has changed over the periods and the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation. Refer to Item 303(b)(3) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data
Capitalized Software and Research and Development Costs, page 57

3.   Please tell us why costs incurred to maintain and support existing products are included in research and development. Refer to ASC 730-10-55.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services